AB 4/4

*AB 3/11

12014117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lakeshore Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Ste 1000
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark E. Gannon (312) 663-1307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Mark E. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lakeshore Securities L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark E Gannon
Signature

FIN OP
Title

Nancy J. Simenson
Notary Public January 25, 2012

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS NANCY J SIMENSON MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

McGladrey

Independent Auditor's Report

To the General Partners
Lakeshore Securities L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. (the Partnership) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lakeshore Securities L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

Member of the RSM International network of independent accounting, tax and consulting firms.

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 3,580,048
Cash on deposit with clearing organization	200,820
Securities owned, at fair value	3,030,593
Receivable from broker-dealers and others	2,602,313
Other assets	10,729
Total assets	$ 9,424,503
Liabilities and Partners' Capital	
Liabilities	
Compensation payable	$ 655,400
Deferred brokerage commissions revenue	356,945
Accounts payable and accrued expenses	303,895
Total liabilities	1,316,240
Partners' capital	
General partners	3,754,255
Limited partners	2,587,284
Special limited partner	1,766,724
	8,108,263
Total liabilities and partners' capital	$ 9,424,503

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lakeshore Securities L.P. (a limited partnership) (Partnership) is a registered broker-dealer and a member of the Chicago Board Options Exchange, Inc. and Options Clearing Corporation. The Partnership is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association (NFA) and the Chicago Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Partnership follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition and accounts receivable: Brokerage service commissions, order flow income, and clearing fees income are recorded on a trade date basis as securities transactions occur. Receivable from broker-dealers and others primarily represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for uncollectible receivables are based primarily on historical collection experience.

Dividends are recorded on an ex-dividend date.

Securities owned: Securities owned are valued at fair value based on quoted market prices.

Income taxes: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2011. The Partnership is generally not subject to U.S. federal and state tax examinations for tax years before 2008.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Stock in exchange	$ 3,030,430	$ -	$ -	$ 3,030,430
Other	163	-	-	163
Total	$ 3,030,593	$ -	$ -	$ 3,030,593

Investments such as securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 2. Fair Value of Financial Instruments (Continued)

Effective January 1, 2011 the Company adopted a FASB update to provide additional disclosures about fair value measurements. This update requires that a reporting entity disclose separately the amounts of significant transfers between Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

Note 3. Deposit with Clearing Organization

The Partnership has cash on deposit with a clearing organization in the amount of $200,820 at December 31, 2011, as a guarantee deposit.

Note 4. Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2011 consists of:

Brokerage commissions receivable	$ 1,679,566
Cash on deposit at clearing broker	922,747
	$ 2,602,313

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

Note 5. Commitments and Contingencies

The Partnership entered into a lease for office space expiring January 31, 2016. The minimum rental commitments under this agreement are as follows:

2012	$ 49,279
2013	50,757
2014	52,280
2015	53,848
2016	4,498
	$ 210,662

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

Note 5. Commitments and Contingencies (Continued)

In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. The effect of such claims and matters, if any, cannot be determined and management of the Partnership believes that the resolution of these matters will not result in a material adverse effect on the Partnership's financial position, results of operations, or cash flows. The Partnership also indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of, or providing services to the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Partners' Capital

Effective January 1, 2011, the Partnership created a Special Limited Partnership interest that participates only in the Partnership's interest of its investment in shares of stock in exchange owned by the Partnership. The Special Limited Partner does not actively manage the operations of the Partnership and is allocated any income only as share of such stock are sold or as dividends are collected.

Note 7. Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2011, the Partnership did not make such contributions.

Note 8. Customer Concentration and Concentration of Credit Risk

A customer is considered major when the customer represents more than 10 percent of total receivables from broker-dealers and others as of December 31, 2011

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity. The cash in bank deposit accounts, at times may exceed federally insured limits. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

Note 9. Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC Net Capital Requirements (Regulation 1.17). Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate debits" or $250,000, as these terms are defined. Under the Regulation 1.17, the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2011, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $6,526,929 and $250,000, respectively. The net capital rule may effectively restrict partner withdrawals.

As a clearing member of the Options Clearing Corporation, the Partnership is required to maintain net capital of $2,000,000 (Rule 302(a)).

Note 10. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.